Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2013	2012
Assets
Current assets:
Cash	$81,815	$152,768
Accounts receivable	478,544	509,547
Income taxes recoverable	6,046	–
Inventory	12,745	13,787
Total current assets	579,150	676,102
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,464,748	3,242,929
Intangibles	4,501	6,101
Goodwill	311,435	310,552
Total non-current assets	3,845,263	3,624,161
Total assets	$4,424,413	$4,300,263

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$370,895	$333,893
Income tax payable	–	64,188
Total current liabilities	370,895	398,081
Non-current liabilities:
Share based compensation (Note 7)	12,347	8,676
Provisions and other	19,560	17,818
Long-term debt (Note 3)	1,270,976	1,218,796
Deferred tax liabilities	473,933	485,592
Total non-current liabilities	1,776,816	1,730,882

Shareholders’ equity:
Shareholders’ capital (Note 5)	2,256,517	2,251,982
Contributed surplus	27,472	24,474
Retained earnings (deficit)	37,113	(44,621)
Accumulated other comprehensive loss (Note 6)	(44,400)	(60,535)
Total shareholders’ equity	2,276,702	2,171,300
Total liabilities and shareholders’ equity	$4,424,413	$4,300,263

See accompanying notes to interim consolidated financial statements.

12 | Interim Consolidated Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2013	2012	2013	2012

Revenue	$488,450	$484,761	$1,463,068	$1,506,793
Expenses:
Operating	312,550	300,396	913,157	916,495
General and administrative	38,240	33,365	108,822	96,532
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	137,660	151,000	441,089	493,766
Depreciation and amortization	85,544	76,754	243,017	218,247
Operating earnings	52,116	74,246	198,072	275,519
Foreign exchange	2,884	5,277	(5,425)	5,610
Finance charges (Note 8)	23,411	21,741	69,920	64,722
Earnings before income taxes	25,821	47,228	133,577	205,187
Income taxes: (Note 4)
Current	9,786	15,135	30,336	47,160
Deferred	(13,408)	(7,264)	(19,988)	(10,672)
	(3,622)	7,871	10,348	36,488
Net earnings	$29,443	$39,357	$123,229	$168,699
Net earnings per share: (Note 9)
Basic	$0.11	$0.14	$0.45	$0.61
Diluted	$0.10	$0.14	$0.43	$0.59

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Net earnings	$29,443	$39,357	$123,229	$168,699
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(36,460)	(53,424)	51,415	(49,476)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	23,835	35,638	(35,280)	33,433
Comprehensive income	$16,818	$21,571	$139,364	$152,656

See accompanying notes to interim consolidated financial statements

Precision Drilling Corporation | 13

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Cash provided by (used in):
Operations:
Net earnings	$29,443	$39,357	$123,229	$168,699
Adjustments for:
Long-term compensation plans	5,720	3,830	16,477	15,057
Depreciation and amortization	85,544	76,754	243,017	218,247
Foreign exchange	4,035	5,886	(4,513)	6,092
Finance charges	23,411	21,741	69,920	64,722
Income taxes	(3,622)	7,871	10,348	36,488
Other	(1,571)	(320)	(409)	2,037
Income taxes paid	(7,951)	(2,741)	(102,675)	(7,315)
Income taxes recovered	127	271	2,087	613
Interest paid	(7,600)	(7,181)	(51,880)	(49,964)
Interest received	148	656	556	1,560
Funds provided by operations	127,684	146,124	306,157	456,236
Changes in non-cash working capital balances	(39,343)	(84,941)	27,477	42,733
	88,341	61,183	333,634	498,969
Investments:
Business acquisitions, net of cash acquired	–	–	–	(25)
Purchase of property, plant and equipment	(145,920)	(238,650)	(412,762)	(681,407)
Proceeds on sale of property, plant and equipment	3,335	5,011	10,021	13,820
Changes in non-cash working capital balances	11,476	11,295	16,443	(62,410)
	(131,109)	(222,344)	(386,298)	(730,022)
Financing:
Dividends paid	(13,838)	–	(41,495)	–
Debt issue costs	(883)	(2,855)	(883)	(2,855)
Debt facility amendment costs	–	(149)	–	(149)
Increase in long-term debt	15,000	–	15,000	–
Issuance of common shares on the exercise of options	1,434	185	2,154	1,490
	1,713	(2,819)	(25,224)	(1,514)

Effect of exchange rate changes on cash and cash equivalents	(4,524)	(7,523)	6,935	(8,068)
Decrease in cash and cash equivalents	(45,579)	(171,503)	(70,953)	(240,635)
Cash and cash equivalents, beginning of period	127,394	398,344	152,768	467,476
Cash and cash equivalents, end of period	$81,815	$226,841	$81,815	$226,841

See accompanying notes to interim consolidated financial statements

14 | Interim Consolidated Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 6)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	123,229	123,229
Other comprehensive income for the period	–	–	16,135	–	16,135
Share options exercised (Note 5)	3,297	(1,143)	–	–	2,154
Dividends	–	–	–	(41,495)	(41,495)
Issued on redemption of non-management directors DSUs	1,238	(1,031)	–	–	207
Share based compensation expense (Note 7)	–	5,172	–	–	5,172
Balance at September 30, 2013	$2,256,517	$27,472	$(44,400)	$37,113	$2,276,702

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	168,699	168,699
Other comprehensive loss for the period	–	–	(16,043)	–	(16,043)
Share options exercised	2,372	(882)	–	–	1,490
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense (Note 7)	–	6,178	–	–	6,178
Balance at September 30, 2012	$2,250,819	$23,468	$(66,905)	$85,539	$2,292,921

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation | 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2012.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2012 except for the adoption of the following  new accounting standards. On January 1, 2013 Precision adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement. The adoption of these standards had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on October 23, 2013.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 46% (2012 - 49%) of consolidated total assets as at September 30, 2013 and 50% (2012 - 52%) of consolidated revenue for the nine months ended September 30, 2013. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. LONG-TERM DEBT

	September 30,	December 31,
	2013	2012
Secured revolving credit facility	$15,000	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	668,525	646,685
6.5% senior notes due 2021(US$400.0 million)	411,400	397,960
6.5% senior notes due 2019	200,000	200,000
	1,294,925	1,244,645
Less net unamortized debt issue costs	(23,949)	(25,849)
	$1,270,976	$1,218,796

 At September 30, 2013 no mandatory principal repayments are required in the next five years.

16 | Notes to Interim Consolidated Financial Statements

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine month ended September 30,
	2013	2012	2013	2012
Earnings before income taxes	$25,821	$47,228	$133,577	$205,187
Federal and provincial statutory rates	25%	25%	25%	25%
Tax at statutory rates	$6,455	$11,807	$33,394	$51,297
Adjusted for the effect of:
Non-deductible expenses	1,174	517	3,253	1,644
Non-taxable capital gains	(103)	(327)	(164)	(460)
Income taxed at lower rates	(8,558)	(7,171)	(21,127)	(20,010)
Impact of foreign tax rates	(3,777)	(874)	(4,658)	(848)
Withholding taxes	635	576	1,724	3,519
Taxes related to prior years	3	1,604	8	1,054
Other	549	1,739	(2,082)	292
Income tax expense	$(3,622)	$7,871	$10,348	$36,488

 NOTE 5. SHAREHOLDERS’ CAPITAL

Issued
Common shares	Number	Amount
Balance, December 31, 2012	276,475,770	$2,251,982
Options exercised - cash consideration	326,159	2,154
- reclassification from contributed surplus	–	1,143
Redemption of non-management directors DSUs	141,856	1,238
Balance, September 30, 2013	276,943,785	$2,256,517

On October 23, 2013 the Board of Directors declared a dividend of $0.06 per common share payable on November 15, 2013 to shareholders of record on November 4, 2013.

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation gains (losses)	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, December 31, 2012	$(60,865)	$330	$(60,535)
Other comprehensive income (loss)	51,415	(35,280)	16,135
Balance, September 30, 2013	$(9,450)	$(34,950)	$(44,400)

Precision Drilling Corporation  | 17

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability classified plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors’ DSU(c)	Total
Balance, December 31, 2012	$9,685	$13,778	$497	$816	$24,776
Expensed during the period	9,321	6,587	(22)	1,005	16,891
Payments and redemptions	(7,210)	(8,911)	–	(207)	(16,328)
Balance, September 30, 2013	$11,796	$11,454	$475	$1,614	$25,339

Current	$7,844	$4,673	$475	$–	$12,992
Long-term	3,952	6,781	–	1,614	12,347
	$11,796	$11 ,454	$475	$1,614	$25,339

 (a) Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (“RSUs”) and the performance share unit (“PSUs”) plans are presented below:

	RSUs	PSUs
Outstanding at December 31, 2012	1,880,250	1,948,952
Granted	1,242,239	1,238,500
Issued as a result of cash dividends	38,756	40,473
Redeemed	(822,889)	(694,261)
Forfeitures	(190,564)	(102,504)
Outstanding at September 30, 2013	2,147,792	2,431,160

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

			Weighted
			Average
		Range of	Exercise
		Exercise Price	Price
Share Appreciation Rights	Outstanding	(US $)	(US $)	Exercisable
Outstanding at December 31, 2012	678,242	$9.26 – 17.38	$14.81	678,242
Forfeitures	(88,982)	13.26 – 17.38	15.42
Outstanding at September 30, 2013	589,260	$9.26 – 17.38	$14.72	589,260

(c)  Non-management directors

A summary of the activity under the non-management director deferred share unit plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	101,964
Granted	75,552
Issued as a result of cash dividends	1,923
Redeemed	(21,563)
Outstanding at September 30, 2013	157,876

18 | Notes to Interim Consolidated Financial Statements

Equity settled plans

(d)  Non-management directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	335,946
Issued as a result of cash dividends	4,186
Redeemed	(120,293)
Outstanding at September 30, 2013	219,839

(e) Option plan

A summary of the activity under the option plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at December 31, 2012	4,013,797	$5.22 – 14.50	$9.13	1,846,603
Granted	1,237,500	7.82 – 9.02	8.99
Exercised	(148,990)	5.85 – 10.67	7.39
Forfeitures	(170,937)	5.85 – 14.50	9.77
Outstanding as at September 30, 2013	4,931,370	$5.22 – 14.50	$9.13	2,695,880

U.S. share options	Options Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Options Exercisable
Outstanding as at December 31, 2012	2,399,980	$4.95 – 15.21	$9.23	935,035
Granted	1,025,100	8.99 – 9.28	9.00
Exercised	(177,169)	4.95 – 10.55	5.80
Forfeitures	(51,653)	7.14 – 15.21	10.92
Outstanding as at September 30, 2013	3,196,258	$4.95 – 15.21	$9.32	1,448,636

The per option weighted average fair value of the share options granted during 2013 was $3.26 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 53%. Included in net earnings for the three and nine months ended September 30, 2013 is an expense of $1.6 million (2012 - $1.8 million) and $5.2 million (2012 - $6.2 million), respectively.

NOTE 8. FINANCE CHARGES

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest:
Long-term debt	$22,286	$21,181	$65,825	$63,818
Other	78	14	1,192	109
Income	(94)	(641)	(489)	(1,621)
Amortization of debt issue costs	1,141	1,038	3,392	3,025
Debt amendment fees	–	149	–	149
Other	–	–	–	(758)
Finance charges	$23,411	$21,741	$69,920	$64,722

Precision Drilling Corporation | 19

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings - basic and diluted	$29,443	$39,357	$123,229	$168,699

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands)	2013	2012	2013	2012
Weighted average shares outstanding – basic	276,794	276,318	276,638	276,244
Effect of share warrants	10,325	8,897	9,823	9,655
Effect of stock options and other equity compensation plans	1,052	805	991	1,025
Weighted average shares outstanding – diluted	288,171	286,020	287,452	286,924

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2013	Services	Services	and Other	Eliminations	Total
Revenue	$411,987	$78,960	$–	$(2,497)	$488,450
Operating earnings	69,212	4,375	(21,471)	–	52,116
Depreciation and amortization	75,421	7,988	2,135	–	85,544
Total assets	3,684,849	588,070	151,494	–	4,424,413
Goodwill	199,296	112,139	–	–	311,435
Capital expenditures	114,930	29,910	1,080	–	145,920

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$409,889	$77,506	$–	$(2,634)	$484,761
Operating earnings	78,421	15,503	(19,678)	–	74,246
Depreciation and amortization	67,659	7,640	1,455	–	76,754
Total assets	3,653,154	522,648	330,887	–	4,506,689
Goodwill	250,658	112,139	–	–	362,797
Capital expenditures	203,527	33,519	1,604	–	238,650

20 | Notes to Interim Consolidated Financial Statements

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2013	Services	Services	and Other	Eliminations	Total
Revenue	$1,235,561	$237,968	$–	$(10,461)	$1,463,068
Operating earnings	240,863	20,465	(63,256)	–	198,072
Depreciation and amortization	212,530	24,306	6,181	–	243,017
Total assets	3,684,849	588,070	151,494	–	4,424,413
Goodwill	199,296	112,139	–	–	311,435
Capital expenditures	338,711	70,825	3,226	–	412,762

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$1,273,136	$240,854	$–	$(7,197)	$1,506,793
Operating earnings	283,446	49,557	(57,484)	–	275,519
Depreciation and amortization	193,666	21,775	2,806	–	218,247
Total assets	3,653,154	522,648	330,887	–	4,506,689
Goodwill	250,658	112,139	–	–	362,797
Capital expenditures	592,401	82,960	6,046	–	681,407

The Corporation’s operations are carried on in the following geographic locations:

Three months ended				Inter- segment
September 30, 2013	Canada	United States	International	Eliminations	Total
Revenue	$237,252	$217,753	$37,538	$(4,093)	$488,450
Total assets	2,048,774	1,955,423	420,216	–	4,424,413

Three months ended				Inter- segment
September 30, 2012	Canada	United States	International	Eliminations	Total
Revenue	$245,978	$220,601	$23,194	$(5,012)	$484,761
Total assets	2,194,255	2,049,131	263,303	–	4,506,689

Nine months ended				Inter- segment
September 30, 2013	Canada	United States	International	Eliminations	Total
Revenue	$727,055	$652,537	$90,978	$(7,502)	$1,463,068
Total assets	2,048,774	1,955,423	420,216	–	4,424,413

Nine months ended				Inter- segment
September 30, 2012	Canada	United States	International	Eliminations	Total
Revenue	$776,994	$700,264	$41,008	$(11,473)	$1,506,793
Total assets	2,194,255	2,049,131	263,303	–	4,506,689

Precision Drilling Corporation | 21

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2013 was approximately $1,350 million (December 31, 2012 - $1,330 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 12. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $58 million. This amount is included in the estimated amount pertaining to the long-term income tax recoverable on the statement of financial position of $65 million.

In June 2013 a wholly owned subsidiary of the Corporation lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 thru 2004 taxation years. The Corporation has appealed the decision to the Ontario Court of Appeal and expects this appeal to be heard in the latter half of 2014. Despite the decision in the Superior Court, management believes it is more likely than not that the Corporation would prevail on appeal. Should the Corporation lose on appeal, approximately $55 million of the long-tern income tax recoverable related to this issue would be expensed.

22 | Notes to Interim Consolidated Financial Statements